Knock-Out Notes Linked to the S&P 500® Index due November 7, 2018	Fact Sheet for Term Sheet No. 1867AZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: October 30, 2013
Leveraged upside if the Index Return is positive; full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index (the "Index"). If the Final Level is equal to or greater than the Initial Level, investors will be entitled to receive their initial investment plus a return on their initial investment equal to the Index Return *times* the Upside Leverage Factor of 1.215. If the Final Level is less than the Initial Level, but equal to or greater than 65.00% of the Initial Level, investors will be entitled to receive their initial investment. However, if the Final Level is less than 65.00% of the Initial Level, investors will lose 1.00% of their initial investment for every 1.00% by which the Final Level is less than the Initial Level. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Level is less than 65.00% of the Initial Level. Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	25152RFH1
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 5 years
Index	The S&P 500® Index (Ticker: SPX)
Face Amount:	$1,000 per note
Upside Leverage Factor:	1.215
Knock-Out Event:	A Knock-Out Event occurs if the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Level is less than the Knock-Out Level.
Knock-Out Buffer Amount	35.00%
Knock-Out Level:	65.00% of the Initial Index Level
Payment at Maturity:	• If a Knock-Out Event has not occurred and the Final Level is equal to or greater than the Initial Level: $1,000 + ($1,000 x Index Return x Upside Leverage Factor) • If a Knock-Out Event has not occurred and the Final Level is less than the Initial Level: $1,000 • If a Knock-Out Event has occurred: $1,000 + ($1,000 x Index Return)
Index Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level:	The closing level of the Index on the Trade Date
Final Level:	The arithmetic average of the closing levels of the Index on each of the five Averaging Dates
Trade Date:	November 1, 2013
Settlement Date:	November 6, 2013
Averaging Dates:	October 29, 2018, October 30, 2018, October 31, 2018, November 1, 2018 and November 2, 2018
Maturity Date:	November 7, 2018
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $30.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1867AZ.

The Issuer's estimated value of the notes on the Trade Date is approximately $943.10 to $963.10 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 1867AZ for additional information.

For more information regarding this offering, please refer to the term sheet No. 1867AZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313006233/dp41519_fwp-ts1867az.htm.

Note Characteristics

- Opportunity to receive the Index Return times the Upside Leverage Factor if a Knock-Out Event does not occur and the Final Level is equal to or greater than the Initial Level
- Return of your initial investment if a Knock-Out Event does not occur and the Final Level is less than the Initial Level
- Full downside exposure if a Knock-Out Event occurs

Risk Considerations

- You will lose a significant portion or all of your investment in the notes if the Final Level is less than the Knock-Out Level.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knock-Out Event
Payout Without Knock-Out Event
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Return on Securities (%)
-60%
-40%
-20%
0%
20%
40%
60%
Index Return (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on whether a Knock-Out Event has occurred, whether the Final Level is greater than, equal to or less than the Initial Level and the Index Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes and reflect the Knock-Out Level of 65.00% of the Initial Level and the Upside Leverage Factor of 1.215.

Index Return	Return on the Notes	Payment at Maturity
100.00%	121.50%	$2,215.00
80.00%	97.20%	$1,972.00
50.00%	60.75%	$1,607.50
20.00%	24.30%	$1,243.00
10.00%	12.15%	$1,121.50
5.00%	6.08%	$1,060.75
2.50%	3.04%	$1,030.38
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-35.00%	0.00%	$1,000.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. If a Knock-Out Event occurs, you will lose 1.00% of your initial investment for every 1.00% by which the Final Level is less than the Initial Level. Accordingly, you will lose a significant portion or all of your investment in the notes.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks composing the Index would have.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

IF THE LEVEL OF THE INDEX CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Index. Changes in the level of the Index may not result in a comparable change in the value of your notes.

PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Level, the Index Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount payable at maturity. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 1867AZ for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.1867AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1867AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.